File No. 333-44677
                                                                  Rule 424(b)(3)

                             Key Energy Group, Inc.

                 Supplement to Prospectus dated February 6, 1998


DRZ Derivatives Securities LLC as Selling Securityholder is hereby offering for resale $19,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Group, Inc., a Maryland Corporation (the "Company"). The Notes are being offered by, and are being sold through, Bear Sterns Securities Corp. at a price of $18,810. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.







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             The date of this Prospectus Supplement is July 23, 1998